North America’s Railroad NEWS RELEASE CN-KCS Voting Trust Receives Additional Support from Organized Labor, Including Four Local Union Letters from the Brotherhood of Locomotive Engineers and Trainmen CN-KCS voting trust previously received support from SMART-TD General Committees and International Brotherhood of Boilermakers MONTREAL and KANSAS CITY, Mo., June 28, 2021 – CN (TSX: CNR, NYSE: CNI) and Kansas City Southern (NYSE: KSU) (“KCS”) today announced that three local union committees representing CN and KCS employees in the United States that are affiliated with the Brotherhood of Locomotive Engineers and Trainmen (“BLET”) have filed four letters in support of the proposed voting trust with the Surface Transportation Board (“STB”). These letters were filed as part of the STB’s public comment period for its review of the CN-KCS voting trust, which will close at midnight today. These letters underscore the significant benefits for organized labor from a CN-KCS combination. These local BLET committees represent CN employees in locations from the Canadian border to the Gulf of Mexico who have a direct interest in the proposed pro-competitive CN-KCS combination. The letters express support for CN’s and KCS’ voting trust from officers including the General Chairmen of BLET General Committees of Adjustment 360, 390 and 910, which collectively represent more than 1,700 locomotive engineers on CN’s United States rail operating subsidiaries and approximately 200 engineers working on KCS. With the submission of these four letters, BLET adds to the significant labor organization support for the approval of CN-KCS’ proposed voting trust. CN-KCS have noted earlier letters of support for the voting trust from officers including the General Chairmen of SMART-TD General Committees of Adjustment 377, 433, and 987, which collectively represent over 1,800 conductors on CN’s United States rail operating subsidiaries, as well as International Brotherhood of Boilermakers (“IBB”), one of the oldest unions in the United States representing more than 50,000 skilled craftsmen and craftswomen and industrial workers throughout the United States and Canada. The plain vanilla voting trust proposed by CN and KCS, which is identical to the CP trust approved by the STB, meets the test for approval: (a) it prevents premature control of KCS; (b) Filed by Canadian National Railway Company Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Kansas City Southern Commission File No.: 333-257298 Date: June 29, 2021

allows KCS to maintain independence during the STB’s review of the ultimate combination of CN and KCS; and (c) protects KCS’ financial health during this period. CN and KCS have taken additional steps to reinforce the pro-competitive nature of their combination beyond the scope of the voting trust approval. Specifically, CN will divest the sole area of overlap between the CN and KCS networks – KCS’ 70-mile line between New Orleans and Baton Rouge – thereby making the combination a true end-to-end transaction. CN and KCS have also agreed to preserve existing route options by keeping gateways open on commercially reasonable terms. The proposed CN-KCS combination represents a pro-competitive solution that offers unparalleled opportunities for customers, employees, shareholders, the environment and the North American economy. As a larger continental enterprise with complementary routes and an enhanced platform for revenue growth, capital investment and job creation, the combined company would be well positioned to create new growth opportunities for key stakeholders. CN is committed to working with KCS’ management team to create new jobs up and down the line. For more information about CN’s and KCS’ pro-competitive combination, please visit www.ConnectedContinent.com. About CN CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. As the only railroad connecting Canada’s Eastern and Western coasts with the U.S. South through a 19,500-mile rail network, CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship. About Kansas City Southern Headquartered in Kansas City, Mo., Kansas City Southern (KCS) (NYSE: KSU) is a transportation holding company that has railroad investments in the U.S., Mexico and Panama. Its primary U.S. holding is The Kansas City Southern Railway Company, serving the central and south central U.S. Its international holdings include Kansas City Southern de Mexico, S.A. de C.V., serving northeastern and central Mexico and the port cities of Lázaro Cárdenas, Tampico and Veracruz, and a 50 percent interest in Panama Canal Railway Company, providing ocean-to-ocean freight and passenger service along the Panama Canal. KCS' North American rail holdings and strategic alliances with other North American rail partners are primary components of a unique railway system, linking the commercial and industrial centers of the U.S., Mexico and Canada. More information about KCS can be found at www.kcsouthern.com. Forward Looking Statements

Certain statements included in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to: the outcome of the proposed transaction between CN and KCS; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN. Additional risks that may affect KCS’ results of operations appear in Part I, Item 1A “Risks Related to KCS’ Operations and Business” of KCS’ Annual Report on Form 10-K for the year ended December 31, 2020, and in KCS’ other filings with the U.S. Securities and Exchange Commission (“SEC”). Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. No Offer or Solicitation This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information and Where to Find It In connection with the proposed transaction, CN has filed with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed transaction. The registration statement includes a preliminary proxy statement of KCS which, when finalized, will be sent to the stockholders of KCS seeking their approval of the merger-related proposals. The registration statement has not yet become effective. This news release is not a substitute for the proxy statement or registration statement or other documents CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT, THE REGISTRATION STATEMENT, THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca. Copies of the documents filed by KCS (if and when available) will also be made available free of charge at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’ Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com. Participants This news release is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN, KCS, and certain of their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Information about KCS’ directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and from www.sedar.com, as applicable. Contacts: Media: CN Canada Mathieu Gaudreault CN Media Relations & Public Affairs (514) 249-4735 Mathieu.Gaudreault@cn.ca Longview Communications & Public Affairs Martin Cej (403) 512-5730 mcej@longviewcomms.ca Investment Community: CN Paul Butcher Vice-President Investor Relations (514) 399-0052 investor.relations@cn.ca Investment Community: KCS Ashley Thorne Vice President Investor Relations (816) 983-1530

United States Brunswick Group Jonathan Doorley / Rebecca Kral (917) 459-0419 / (917) 818-9002 jdoorley@brunswickgroup.com rkral@brunswickgroup.com athorne@kcsouthern.com MacKenzie Partners, Inc. Dan Burch / Laurie Connell (212) 929-5748 / (212) 378-7071 Media: KCS C. Doniele Carlson KCS Corporate Communications & Community Affairs (816) 983-1372 dcarlson@kcsouthern.com Joele Frank, Wilkinson Brimmer Katcher Tim Lynch / Ed Trissel (212) 355-4449